EXHIBIT 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,

	2005		2004		2005		2004

Earnings:
Income before income taxes	$82.4		$48.6		$243.6		$143.5
Adjustments:
Minority interest in losses of consolidated subsidiaries	—		—		—		—
Undistributed (income) loss of less than 50% owned investments	—		—		—		—
Distributions from less than 50% owned investments	—		—		—		—
Fixed charges	29.4		29.6		88.3		87.7

Earnings	$111.8		$78.2		$331.9		$231.2

Fixed charges, including preferred accretion:
Interest expense, including debt discount amortization	$24.0		$23.2		$71.4		$69.1
Accretion of redeemable convertible preferred stock	—		—		—		—
Amortization of debt issuance costs	0.9		1.0		2.6		3.7
Portion of rental expense representative of interest factor (assumed to be 33%)	4.5		5.4		14.3		14.9

Fixed charges	$29.4		$29.6		$88.3		$87.7

Ratio of earnings to fixed charges	3.8	x	2.6	x	3.8	x	2.6	x

Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—